NEW YORK

212-530-5000

FAX: 212-530-5219

LOS ANGELES

213-892-4000

FAX: 213-629-5063

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-(0)69-71914-3400

FAX: 49-(0)69-71914-3500

MILBANK, TWEED, HADLEY & McCLOY LLP Rua Colombia, 325 CEP 01438-000 • São Paulo • SP Brazil TEL: 55-11-3927-7700 FAX: 55-11-3927-7777

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

BEIJING

8610-5969-2700

FAX: 8610-5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

813-5410-2801

FAX: 813-5410-2891

September 28, 2011

BY EDGAR AND FACSIMILE

Ms. Lisa Kohl
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3720

Fax Number: (703) 813-6980

Re:   Brazilian Distribution Company
Form 20-F for the Fiscal Year ended December 31, 2010
Commission File No. 001-14626

Dear Ms. Kohl:

Brazilian Distribution Company (the “Company”) has received the Staff’s comment letter dated September 15, 2011 concerning the above-referenced filing on Form 20-F. On behalf of the Company, we hereby confirm our conversation on the date hereof in which the Staff agreed to extend the deadline for submission of the responses by the Company to the Staff to October 7, 2011 from the original date, September 29, 2011.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3927-7701.

Thank you for your cooperation.

Very truly yours,

/s/ Andrew B. Jánszky

Andrew B. Jánszky

cc:        José Antonio de Almeida Filippo and Vitor Fagá de Almeida – Brazilian Distribution Company

cc:        Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP